Sino Mercury Acquisition Corp.

590 Madison Avenue, 21st Floor

New York, NY 10022

(646) 387-1287

August 22, 2014

VIA EDGAR

Angela McHale, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sino Mercury Acquisition Corp. (the “Company”) Registration Statement on Form S-1 File No. 333-197515 (the "Registration Statement")

Dear Ms. McHale:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M. on Tuesday, August 26, 2014, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

      (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

SINO MERCURY ACQUISITION CORP.

By: /s/ Jianming Hao

Jianming Hao, Chief Executive Officer

1

August 22, 2014

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Sino Mercury Acquisition Corp.

Registration Statement on Form S-1
File No. 333-197515

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Cantor Fitzgerald & Co., as underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on August 26, 2014, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: August 7, 2014;
(ii)	Dates of distribution: August 7, 2014 through the date hereof;
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 4;
(iv)	Number of prospectuses so distributed: electronic 40, print 50.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

CANTOR FITZGERALD & CO.

By: /s/ Shawn P. Matthews

Name: Shawn P. Matthews

Title: Chief Executive Officer